Filed pursuant to Rule 433 Dated July 31, 2023 Registration No. 333-265452
Lloyds Banking Group plc USD 500,000,000 Senior Callable Floating Rate Notes due 2027

Pricing Term Sheet:

Issuer (LEI number)	Lloyds Banking Group plc (549300PPXHEU2JF0AM85)
Status	Senior, Unsecured
Format	SEC Registered Global Notes – Floating Rate
Expected Issue Ratings*	A3 (Moody’s) / BBB+ (S&P) / A (Fitch)
Principal Amount	USD 500,000,000
Denomination	USD 200,000 and integral multiples of USD 1,000 in excess thereof
Pricing Date	July 31, 2023
Expected Settlement / Issue Date**	August 7, 2023 (T+5)
Maturity Date	August 7, 2027
Optional Redemption	The Issuer may redeem the Senior Notes in whole (but not in part) in its sole discretion on August 7, 2026
Interest	Base Rate + 156bps
Base Rate

A compounded average of daily SOFR determined by reference to the SOFR Index for each quarterly interest period (as defined in the Preliminary Prospectus Supplement) with:

•     Observation Method: Lag – 5 U.S. Government Securities Business Days

•     Calculation variable ‘D’: 360

•     Overnight Rate

Interest Period	The period commencing on any Interest Payment Date (or, with respect to the initial interest period only, commencing on August 7, 2023) to, but excluding, the immediately succeeding Interest Payment Date (or, with respect to the final interest period only, commencing on the Interest Payment Date immediately preceding the Maturity Date to, but excluding, the Maturity Date)
Interest Payment Dates	Quarterly in arrears on February 7, May 7, August 7 and November 7, beginning on November 7, 2023
Issue Price / Re-Offer Price	100.000%
Redemption Price	100.000%
Underwriting Commission	0.15%
All-in Price	99.850%
Net Proceeds to the Issuer before expenses	USD 499,250,000
Day Count Fraction	Actual/360
Business Day Convention	Modified Following, adjusted
Interest Determination Date	The fifth U.S. Government Securities Business Day immediately preceding the Interest Payment Date

Filed pursuant to Rule 433 Dated July 31, 2023 Registration No. 333-265452

SOFR IndexStart:	The SOFR Index value on the date that is five U.S. Government Securities Business Days preceding the first date of the relevant Interest Period, and, for the initial Interest Period, the SOFR Index value on July 31, 2023
SOFR IndexEnd:	The SOFR Index value on the date that is five U.S. Government Securities Business Days preceding the Interest Payment Date relating to such Interest Period (or in the final Interest Period, preceding the Maturity Date)
Optional Redemption Notice Period	At least five business days but no more than thirty business days prior to the Optional Redemption Date
Business Days	Means any day, other than Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in the City of New York or in the City of London
U.S. Government Securities Business Days

Means any day except for a Saturday, Sunday or a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities

Joint Bookrunners	Barclays Capital Inc., HSBC Securities (USA) Inc., J.P. Morgan Securities LLC, Lloyds Securities Inc. (B&D), and Scotia Capital (USA) Inc.
Co-Manager	CIBC World Markets Corp.
Expected Listing	New York Stock Exchange
Governing Law	The Indenture and the Senior Notes are governed by, and construed in accordance with, the laws of the State of New York except that the provisions relating to the waiver of set-off are governed by and construed in accordance with Scots law.
MREL Eligibility	Intended to qualify as MREL and all applicable eligibility conditions to be met
Waiver of Set-Off	Yes – set-off rights waived, as further described in the Preliminary Prospectus Supplement
Events of Default	Restricted
Senior Notes Restricted Events of Default	Applicable
Capital Disqualification Event Call	Not Applicable
Loss Absorption Disqualification Event Redemption	The Issuer may, at its option (but subject to, if and to the extent then required by the Relevant Regulator (as defined in the Preliminary Prospectus Supplement) or the Loss Absorption Regulations (as defined in the Preliminary Prospectus Supplement), upon giving notice to the Relevant Regulator and the Relevant Regulator granting it permission), having given not less than 15 nor more than 30 days' notice to holders, redeem all but not some of the Senior Notes outstanding at any time at 100% of their principal amount together with any accrued but unpaid interest to the date of redemption, if immediately prior to the giving of the notice referred to above, it notifies the Trustee that a Loss Absorption Disqualification Event (as defined in the Preliminary Prospectus Supplement) has occurred (as further described under “Description of the Senior Notes - Loss Absorption Disqualification Event Redemption” in the Preliminary Prospectus Supplement).
Agreement with Respect to the Exercise of U.K. Bail-in Power

Notwithstanding any other agreements, arrangements, or understandings between us and any holder or beneficial owner of the Senior Notes, by purchasing or acquiring the Senior Notes, each holder (including each beneficial owner) of the Senior Notes acknowledges, accepts, agrees to be bound by and consents to the exercise of any U.K. bail-in power (as defined below) by the relevant U.K. resolution authority that may result in (i) the reduction or cancellation of all, or a portion, of the principal amount of, or interest on, the Senior Notes; (ii) the conversion of all, or a portion, of the principal amount of, or interest on, the Senior Notes into shares or other securities or other obligations of Lloyds Banking Group plc or another person (and the issue to or conferral on the holder of such shares, securities or obligations, including by means of amendment, modification or variation of the terms of the Senior Notes); and/or (iii) the amendment or alteration of the maturity of the Senior Notes, or amendment of the amount of interest due on the Senior Notes, or the dates on which interest becomes payable, including by suspending payment for a temporary period; any U.K. bail-in power may be exercised by means of variation of the terms of the Senior Notes solely to give effect to the exercise by the relevant U.K. resolution authority of such U.K. bail-in power. With respect to (i), (ii) and (iii) above, references to principal and interest shall include payments of principal and interest that have become due and payable (including principal that has become due and payable at the maturity date), but which have not been paid, prior to the exercise of any U.K. bail-in power. Each holder and each beneficial owner of the Senior Notes further acknowledges and agrees that the rights of the holders and/or beneficial owners under the Senior Notes are subject to, and will be varied, if necessary, solely to give effect to, the exercise of any U.K. bail-in power by the relevant U.K. resolution authority.

Filed pursuant to Rule 433 Dated July 31, 2023 Registration No. 333-265452

For these purposes, a “U.K. bail-in power” is any write-down, conversion, transfer, modification, moratorium and/or suspension power existing from time to time under any laws, regulations, rules or requirements relating to the resolution of financial holding companies, mixed financial holding companies, banks, banking group companies, credit institutions and/or investment firms incorporated in the United Kingdom in effect and applicable in the United Kingdom to Lloyds Banking Group plc or other members of the Group, including but not limited to any such laws, regulations, rules or requirements which are implemented, adopted or enacted in the United Kingdom within the context of the U.K. resolution regime under the Banking Act 2009 as the same has been or may be amended from time to time (whether pursuant to the U.K. Financial Services (Banking Reform) Act 2013, secondary legislation or otherwise) (the “Banking Act”) and/or the Loss Absorption Regulations, pursuant to which obligations of a bank, banking group company, credit institution or investment firm or any of its affiliates can be reduced, canceled, modified, transferred and/or converted into shares or other securities or obligations of the obligor or any other person (or suspended for a temporary period) or pursuant to which any right in a contract governing such obligations may be deemed to have been exercised. A reference to the “relevant U.K. resolution authority” is to any authority with the ability to exercise a U.K. bail-in power.

Repayment of Principal and Payment of Interest After Exercise of U.K. Bail-in Power	No repayment of the principal amount of the Senior Notes or payment of interest on the Senior Notes shall become due and payable after the exercise of any U.K. bail-in power by the relevant U.K. resolution authority unless, at the time that such repayment or payment, respectively, is scheduled to become due, such repayment or payment would be permitted to be made by Lloyds Banking Group plc under the laws and regulations of the United Kingdom applicable to Lloyds Banking Group plc or other members of the Group.
ISIN	US53944YAW30
CUSIP	53944YAW3
Singapore SFA Product Classification	Solely for the purposes of its obligations pursuant to Sections 309B(1)(a) and 309B(1)(c) of the Securities and Futures Act 2001 of Singapore, as modified or amended from time to time (the “SFA”), we have determined, and hereby notify all relevant persons (as defined in Section 309A(1) of the SFA) that the Senior Notes are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018 of Singapore) and “Excluded Investment Products” (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).
Target Market

UK MIFIR professionals/ECPs-only/No UK PRIIPs KID– Manufacturer target market (UK MIFIR product governance) is eligible counterparties and professional clients only (all distribution channels). No UK PRIIPs key information document (KID) has been prepared as not available to retail in UK.

MiFID II professionals/ECPs-only/No EU PRIIPs KID– Manufacturer target market (MIFID II product governance) is eligible counterparties and professional clients only (all distribution channels). No EU PRIIPs key information document (KID) has been prepared as not available to retail in EEA

*Note: A securities rating is not a recommendation to buy, sell or hold securities.  Ratings may be subject to revision or withdrawal at any time, and each rating should be evaluated independently of any other rating.

Lloyds Banking Group plc has filed a registration statement (including a Preliminary Prospectus Supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement in that registration statement and other documents Lloyds Banking Group plc has filed with the SEC for more complete information about Lloyds Banking Group plc and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Lloyds Banking Group plc and any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus Supplement if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847, HSBC Securities (USA) Inc. toll-free at 1-866-811-8049, J.P. Morgan Securities LLC toll-free at 1-212-834-4533, Lloyds Securities Inc. toll-free at 1-212-930-5039 or Scotia Capital (USA) Inc. toll-free at 1-800-372-3930.

**We currently expect delivery of the Senior Notes to occur on or about August 7, 2023, which will be the fifth business day following the pricing of the Senior Notes (such settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the U.S. Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two Business Days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Senior Notes on the date of pricing or the next two succeeding Business Days will be required, by virtue of the fact that the Senior Notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Senior Notes who wish to trade Senior Notes on the date of pricing or the next two succeeding Business Days should consult their own advisors.

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another email system.